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                                                              EXHIBIT (a)(5) C.

[COMPANY LOGO]

                        CANTV ANNOUNCES PARTIAL RESULTS

          245.5 MILLION SHARES TENDERED UNDER THE REPURCHASE PROGRAM

    Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV;
NYSE: VNT) announced the partial results of the Third Repurchase Program which will be completed today at 6:00 p.m., Caracas local time (5:00 p.m. New York local time), as reported in a press release by the Company.

    According to these partial results, compiled at the close of business on November 22, 2001, Cantv has been tendered 245.4 million shares, equal to 35.1 million ADSs, representing 26.5 per cent of the total capital stock of the company. The Third Repurchase Program aims to acquire 138,905,606 Class "D" Shares or their equivalent 19,843,658 American Depositary Shares (ADS). Each ADS represents seven common shares.

    The price offered under the Repurchase Program is $30 per ADS, or $4.2857 per share. The price in bolivars will be determined by the exchange rate in effect at the time of the close of this operation, that is, at 6:00 p.m. Caracas local time.

    In accordance with the conditions established in the current Repurchase Program, if there are more shares accepted for repurchase than the number of Class D shares that Cantv aims to acquire, a pro rata apportionment will be carried out by dividing 138,905,608 by the total number of shares validly accepted for repurchase.